Exhibit 99.1

Eco Wave Power’s Innovative Wave Energy Pilot is on Way to AltaSea at the Port of Los Angeles

Stockholm, Sweden (August 2, 2022) –– Eco Wave Power Global AB (publ) (Nasdaq Capital Market: WAVE) (“Eco Wave Power'' or the “Company”) announced today that the energy conversion unit, formerly deployed in Gibraltar, is officially on its way to AltaSea at the Port of Los Angeles, set to arrive in September 2022.

This will be the first U.S. location for Eco Wave Power’s technology, which is already deployed in Israel and plans further deployments in Spain, Portugal, and other locations, completing the Company’s 327.7 MW project pipeline.

Eco Wave Power entered a collaboration agreement with AltaSea earlier this year and announced plans to relocate the energy conversion unit from Gibraltar to AltaSea’s 35-acre campus located at the Port of Los Angeles, the nation’s busiest seaport.

This pilot station is part of Eco Wave Power’s increased focus on bringing its pioneering wave energy technology to the United States and expanding their worldwide presence.

According to the U.S. Energy Information Administration, wave energy off the nation’s coasts can generate the equivalent of about 66 percent of all the electricity generated across the country in 2020.

“Shipping of the energy conversion unit marks two significant milestones. First, it is supporting the realization of our efforts to bring our technology to the United States,” said Inna Braverman, Founder and CEO of Eco Wave Power. “Second, the easy relocation of the technology emphasizes the fact that our technology can be easily dismantled and reinstalled to any location. The portable nature of our technology is an important technological advantage, which will enable the Company to enter new market segments, which are seeking portable solutions.”

In response to the relocation of the wave energy pilot to AltaSea’s campus, AltaSea’s President & CEO Terry Tamminen, former Secretary of the California Environmental Protection Agency (CalEPA) said: “We believe that Eco Wave Power aligns well with the AltaSea vision, creating a new way of generating renewable energy, that will help California meet its ambitious goals to address the climate crisis. We are looking forward to welcoming this innovative pilot.”

AltaSea at the Port of Los Angeles is a sprawling 35-acre nonprofit center devoted to accelerating scientific collaboration and advancing the emerging blue economy through innovation and job creation. As part of a coalition led by Los Angeles Economic Development Corporation (LAEDC), AltaSea and Eco Wave Power are finalists for $32 million in the U.S. Economic Development Administration (EDA) Build Back Better Regional Challenge.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

The Company is currently finalizing the construction of its grid connected project in Israel, with co-investment from the Israeli Energy Ministry, which recognized the Eco Wave Power technology as “Pioneering Technology” and will soon commence the installation of its newest pilot on AltaSea’s premises in the Port of Los Angeles. The Company also holds concession agreements for commercial installations in Europe and has a total projects pipeline of 327.7MW.

Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market. More info: www.ecowavepower.com.

Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO

Inna@ecowavepower.com

+97235094017

For additional investor/media inquiries, please contact:

Investor Contact:

Matt Chesler, CFA

FNK IR

+1.646.809.2183

wave@fnkir.com

Media Inquiries:

Jacob Scott, Vectis Strategies

+1.412.445.7719

jscott@vectisstrategies.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Eco Wave is using forward-looking statements when it discusses the arrival of energy conversion unit to AltaSea at the Port of Los Angeles, set to arrive in September 2022, which will be the first U.S. location for Eco Wave Power’s technology, that this pilot station is part of Eco Wave Power’s increased focus on bringing its pioneering wave energy technology to the United States and expanding their worldwide presence, that shipping of the energy conversion unit marks two significant milestones: (i) the realization of the Company’s efforts to bring its technology to the United States and (ii) the advantages of the Company’s technology. These forward-looking statements and their implications are based on the current expectations of the management of Eco Wave and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, Eco Wave undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC, which is available on the on the SEC’s website, www.sec.gov.